Press Release

[Graphic omitted] Ahold

                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  August 18, 2003
                                 For more information:  +31 75 659 57 20

Ahold announces General Shareholders' Meeting

Zaandam, The Netherlands, August 18, 2003 - After consultation with the VEB (Dutch Association of Securities Owners), Ahold announces a General Shareholders' Meeting, to be held on Thursday, September 4, 2003 at 10:00 a.m. at the Fortis Circustheater in The Hague.

The main topics of the meeting include an explanation by Ahold for the delay in the release of consolidated 2002 financial statements as announced on August 8, 2003, the appointment of Anders Moberg as Ahold President and Chief Executive Officer and Hannu Ryopponen as Chief Financial Officer, and a presentation by Anders Moberg of the main principles of Ahold's strategy going forward.

On September 4, 2003, specific financial information on Albert Heijn and Stop & Shop for 2000 - 2002 will be published. This information is unaudited pending publication of the 2002 consolidated financial statements of Royal Ahold. It will be found in the business segment section of the Annual Report and Annual Report on Form 20-F.

Ahold Corporate Communications: +31 75 659 57 20


                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
http://www.ahold.com                              Fax:   +31 (0)75 659 8302